Mail Stop 4561



								July 21, 2006


Mr. Michael A. Gales
Executive Chairman
Gales Industries Incorporated
1479 North Clinton Avenue
Bay Shore, New York 11706


Re: 	Gales Industries Incorporated
      (formerly Ashlin Development Corporation)
      Amendment Number Two to Form SB-2
      File No. 333-131709
      Filed July 20, 2006


Dear Mr. Gales:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Other

1. Please update the financial statement and related disclosures included in the Company`s Form SB-2 registration statement in accordance with Item 310 (g) of Regulation S-B.

2.	Please include currently dated consents of the independent
accountants.



      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Marie Geddes at (202) 551-3304 or
Margery
E. Reich at (202) 551-3347 if you have questions regarding
comments
on the financial statements and related matters.  Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-
3491
with any other questions.



				Sincerely,



						Todd K. Schiffman
						Assistant Director



cc. 	Vincent J. McGill, Esquire
      Eaton & Van Winkle, LLP
      3 Park Avenue
      16th Floor
      New York, New York 10016




Mr. Michael A. Gales
Gales Industries Incorporated
July 21, 2006
Page 1